EXHIBIT 2

Schedule A

Transactions during the past 60 days

(as amended, as of 3/3/26)

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Min	Max
2/27/2026	Purchase	300,000	$13.90	$13.51	$14.23
2/27/2026	Purchase	214,839	$14.12	$14.00	$14.18
2/27/2026	Purchase	1,600	$14.38	$14.35	$14.61
3/2/2026	Purchase	83,561	$14.33	$14.04	$14.50
3/2/2026	Purchase	115,792	$14.21	$14.14	$14.33
3/3/2026	Purchase	184,208	$14.22	$13.97	$14.39

*The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the table above.